February 12 , 2010

Securities and Exchange Commission	BY EDGAR AND BY
Division of Corporation Finance	OVERNIGHT DELIVERY
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jay Webb, Reviewing Accountant

Re:	Hutchinson Technology Incorporated Form 10-K for the fiscal year ended September 27, 2009 Filed December 8, 2009 File No. 000-14709
Dear Mr. Webb:
On behalf of Hutchinson Technology Incorporated, we hereby submit our response to comments received from the Staff of the Commission by letter dated January 25, 2010. Our response is being submitted today, in accordance with the extension granted to us last week by Staff Accountant Julie Sherman. For your convenience, the text of the Staff’s comments has been included here in italics, followed by our responses.
Form 10-K For the Fiscal Year Ended September 27, 2009
Financial Statements, page 49
Notes to Consolidated Financial Statements, page 53
Note1, Summary of Significant Accounting Policies, page 53
Asset Impairment, page 59
1.	We see that during fiscal 2009 you recorded non-cash impairment charges of approximately $71.8 million for the impairment of long-lived assets primarily related to manufacturing equipment in your Disk Drive Components Division. In light of the fact the asset impairment charges related primarily to manufacturing equipment, tell us why your consolidated statements of operations does not appear to include (present) any of the charge as a component of cost of sales. Refer to the guidance at Question 2 of SAB Topic 5(P)(3) which indicates the proper classification of a restructuring charge depends on the nature of the charge and the assets and operations to which it relates. In a related matter, tell us if any of the depreciation

Securities and Exchange Commission
February 12, 2010

expense associated with the referenced manufacturing equipment was included in cost of sales in your current or prior year consolidated statements of operations.
Response:
As we disclosed in several of our press releases and SEC filings during the first half of our fiscal 2009, due to the weak global economy the world-wide demand for suspension assemblies declined dramatically. This lower demand, combined with our unexpected market share losses during this period, resulted in year-over-year and quarter-to-quarter decreases in suspension assembly shipments of up to 40%. In addition, during the third quarter of our fiscal 2009, we were notified by our customer, Seagate Technology, that it intended to significantly reduce its procurement of suspension assemblies from us. This customer represented approximately 30% of our net sales in our fiscal 2008. The following table sets forth the quarterly suspension assembly shipment quantities for our Disk Drive Components Division in millions for the fiscal periods indicated:

	2008 by Quarter				2009 by Quarter
	First	Second	Third	Fourth	First	Second	Third	Fourth
Suspension assembly shipment quantities	213	179	189	209	155	107	146	145
This unprecedented reduction in demand for our suspension assemblies led us to take several restructuring actions that we announced and undertook in the first, second and third quarters of 2009, including consolidating operations between our manufacturing sites, closing our Sioux Falls, South Dakota facility and reducing our employment levels by approximately 2,000 positions, or 44%, company-wide.
The changed market conditions, loss of market share and customers and the related structural changes we undertook in 2009 represented significant operational and organizational restructuring changes to the future operations of the company. As we reviewed our future business model during each of the quarters in fiscal 2009 we determined that certain assets would not be utilized for production of products in the future or in the generation of future revenue. Accordingly, these excess and idle assets were determined to be fully impaired. These assets included manufacturing equipment from our Sioux Falls facility and excess equipment from our other facilities that related to equipment that was redundant, and thus considered excess, to equipment remaining in active production. Much of the excess equipment could not be sold to third parties as it was proprietary and/or was surplus within the industry.
In determining the appropriate classification of the asset impairment charges as an element of gross profit or operating expenses within our consolidated statement of operations, we considered the following points:

Securities and Exchange Commission
February 12, 2010

•	We reviewed the guidance in Question 2 of SAB Topic 5 (P) (3), which states that restructuring charges should be included in operating income. We reviewed the accounting guidance in ASC 360-10-45-4 (formerly SFAS No. 144, paragraph 25), ASC 420-10-45-3 (formerly SFAS No. 146, paragraph 18) which state that impairment charges should be included in income from continuing operations.

•	We note that accounting literature and SEC guidance does not appear to require that impairment and certain other costs be included in cost of sales and that judgment is necessary for such classification. Relevant guidance indicates that impairment charges should be included in income from continuing operations and within operating income if such a total is presented, however inclusion in cost of sales is not addressed. We believe the type of costs included in cost of goods sold is an accounting policy decision. This is supported by ASC 605-45-50-2 (formerly EITF 00-10) with respect to the inclusion of shipping and handling costs, as stated below:

“The classification of shipping and handling costs is an accounting policy decision that shall be disclosed pursuant to Topic 235. An entity may adopt a policy of including shipping and handling costs in cost of sales. If shipping costs or handling costs are significant and are not included in cost of sales (that is, if those costs are accounted for together or separately on other income statement line items), an entity shall disclose both the amount of such costs and the line item or items on the income statement that include them.”

•	To further support the selection of our accounting policy regarding the classification of asset impairment charges, we considered the following additional sources:
o	We reviewed paragraphs 87 through 89 of Statement of Financial Accounting Concept No. 6, Elements of Financial Statements, which differentiates expenses and losses based on whether they result from an entity’s ongoing major or central operations and activities or result from incidental or peripheral transactions of an enterprise. Paragraphs 88 and 89 further discuss that the distinction between expenses and losses is dependent to a significant extent on the nature of the entity, its operations and other activities.

o	We reviewed the specific facts and circumstances related to the asset impairment charges taken, and concluded that they did not result from the ongoing major or central operations and activities of our business,

Securities and Exchange Commission
February 12, 2010

and would be considered losses that would not be classified within cost of sales as a part of the ongoing activities of the business.

o	We also reviewed EITF 96-9, Classification of Inventory Markdowns and Other Costs Associated with a Restructuring, which implies that charges other than “normal, recurring activities integral to the management of the ongoing business” would not be included in cost of sales. We believe that because the asset impairment was due to structural and organizational changes to our business, and that the assets were not being used to generate revenue from operations in the period they were impaired, the charges should not be included in cost of sales.
•	We reviewed our established practice of including similar charges on separate lines within operating expenses. As noted in our fiscal 2007 financial statements, when we impaired design costs for a cancelled facility expansion, and in fiscal 2000 and 2001, when we recorded significant impairment charges due to restructuring activities we undertook, we included such costs in a similar classification location within our statement of operations.

•	We also reviewed the financial statements of other registrants within our industry, and within the broader manufacturing industry, to determine if there was industry practice for such asset impairment charges. As part of that assessment, we specifically noted that other registrants within our industry had recorded similar asset impairment charges related to restructuring during 2009 below gross profit and within operating expenses.
While these manufacturing assets had historically been depreciated within cost of sales, due to the sudden decline in demand, the subsequent restructuring activities (as noted in our Form 10-Qs and Form 10-K for fiscal 2009) and based on the points above, we set our accounting policy to include the impairment charges below gross profit but within operating loss. We generally classify the depreciation related to operations as cost of sales, but we believe these impairment charges represent more than the normal depreciation associated with operations, and therefore are appropriately classified within operations but not as a component of cost of sales. To provide clear and complete disclosure, we identified the impairment charges, as well as, severance charges, on separate line items within our statement of operations and included a footnote explaining the nature of the restructuring activities that resulted in the severance and asset impairment charges.
Based on the facts and circumstances discussed above, and on our assessment of the actions we undertook, we have fully disclosed the asset impairment amounts in Note 1 to our fiscal 2009 financial statements, and in the related “MD&A”, and we have

Securities and Exchange Commission
February 12, 2010

consistently applied our accounting policy to include impairments within operating income but outside of cost of sales.
As specifically requested by the Commission, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us if you have any further questions or comments.

Very truly yours, HUTCHINSON TECHNOLOGY INCORPORATED
By:	/s/ John A. Ingleman
John A. Ingleman
Senior Vice President and Chief Financial Officer

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